Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement on Form S-3 of RYTHM, Inc. (formerly known as Agrify Corporation) of our report dated April 15, 2024, which included an explanatory paragraph as to Agrify Corporation and Subsidiaries ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Agrify Corporation and Subsidiaries as of December 31, 2023 and for the year ended December 31, 2023 appearing in this current report on Form 8-K dated October 8, 2025. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

68 South Service Road Suite 300

Melville, NY 11747

October 8, 2025